Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

Documents included as part of this report

 No.   Document

  Press release dated March 16, 2004
  - PacNet Appoints Financial Expert as New Independent Director to its Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	March 16, 2004

Media Release

For Immediate Release

PacNet Appoints Financial Expert as New Independent Director to its Board

SINGAPORE, 16 March 2004 --- Asia's largest telco-independent Internet Communications Service Provider by geographic reach, Pacific Internet Limited or PacNet (NASDAQ: PCNTF), today announced the appointment of Mr. David Wong as an independent director to its Board. Mr. Wong will also head the Board’s Audit Committee. With the latest appointment, PacNet now has a majority number of independent directors on its nine-member Board of Directors.

Mr. Wong spent the most part of his career in Ernst & Young. During his 13-year stay at the company, he established and managed its Singapore consulting division and was the Partner leading its Public Sector Industry Group. Mr. Wong’s other career span included serving as Group Managing Director of Wearnes Technology, a division of Singapore-listed WBL Ltd. He was also formerly a pilot with the Republic of Singapore Air Force (RSAF). Mr. Wong is a member of the Institute of Chartered Accountants in England and Wales, as well the Institute of Certified Public Accountants in Singapore.

Ms. Low Sin Leng, Chairman of the Board at PacNet said, "Mr. Wong's expertise in the financial arena is key to our commitment to business and financial transparency. We welcome his appointment and look forward to his contribution in charting PacNet’s long-term growth plan."

The latest Board of Directors composition at PacNet is as follows:

  Ms. Low Sin Leng - Chairman of the Board of Directors
  Mr. Vincent Phua - Director
  Dr. Lee Tsao Yuan - Director
  Ms. Chong Phit Lian - Director
  Mr. Tan Tong Hai - Director
  Mr. Yeo Wee Kiong - Director
  Mr. Lawrence Wee - Director
  Mr. Stephen Yeo - Director
  Mr. David Wong - Director

Editors’ Notes

About Pacific Internet Limited
PacNet (NASDAQ: PCNTF) is Asia's largest Telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and work styles of its corporate and consumer customers. More information can be found at www.pacnet.com.

For further information, please contact:
Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", “strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.